U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

(Name of Subject Company (Issuer))

Heska Corporation

(Name of Filing Person (Issuer))

Common Stock, $.01 Par Value

(Title of Class of Securities)

42805E306

(Cusip Number of Class of Securities)

Jason A. Napolitano

Executive Vice President and Chief Financial Officer

Heska Corporation

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

(970) 493-7272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies To:

Scott A. Berdan

Lucy Schlauch Stark

Holland & Hart, LLP

One Boulder Plaza

1800 Broadway, Suite 300

Boulder, CO 80302

(303) 473-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$365,500	$42.00(1)

(1)	Previously paid.
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $8.50 per share for the eligible shares of Common Stock, multiplied by 43,000, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2012, by Heska Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase for cash shares of the Company’s common stock held by stockholders that owned 99 or fewer shares as of the close of business on August 21, 2012 and that continue to own such shares through the expiration date for the offer, pursuant to an offer to purchase and the related letter of transmittal, each dated August 27, 2012. Except as otherwise noted below, no changes have been made to the responses to the original Schedule TO.

Items 1 through 11 and Item 13 of the Schedule TO, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:

a)	The first sentence of the third full bullet point on page 2 under the heading “Summary of Terms” is hereby amended to read as follows:

Our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer.

b)	The first paragraph under the heading “If I Am Not Eligible To Participate In The Offer, Why Have I Been Sent These Materials?” on page 3 has been amended to add the following sentence at the end of the paragraph:

The federal securities laws view the offer as a “going-private” transaction because the offer has a reasonable likelihood of allowing the Company to make the aforementioned voluntary termination and suspension.

c)	The paragraph under the heading “Will The Company Remain A Public Company After The Completion Of The Offer?” on page 5 has been amended to add the following sentence at the end of the paragraph:

For further details, please see the third paragraph under “Effects of the Tender Offer Generally” on page 7 hereof.

d)	The carry-over paragraph at the top of page 7 under the caption “Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” is hereby amended to read as follows:

On August 20, 2012, our board of directors, including our non-employee directors, unanimously approved the odd-lot tender offer transaction, including the price to be paid per share of common stock tendered, which our board of directors unanimously determined was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer, and the August 21, 2012 record date for determining the stockholders eligible to participate in the offering.

e)	The section captioned “Determination of Fairness of Offer by our Board of Directors” on pages 10 and 11 is hereby amended to read as follows:

For reasons discussed below, our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. This belief is based on our board of directors’ knowledge of the Company‘s business as well as other factors. Specifically, our board of directors believes that the offer is fair to unaffiliated eligible stockholders for the following reasons:

•	The offer is voluntary. Eligible stockholders, all of whom are unaffiliated with the Company, are not required to tender their shares.

•

The offer purchase price of $8.50 for each share of our common stock tendered pursuant to the offer represents a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) prior to the close of business on the August 21, 2012 record date.

•	Eligible stockholders who directly tender their shares to the Company will avoid brokerage commissions that would otherwise be incurred if the shares were sold in an open market transaction.

•

The offer provides eligible stockholders an opportunity to sell their odd-lot shares, whereas they may have difficulty selling their shares without broker commissions or at all in the open market on terms acceptable to them.

These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company or our common stock; conversely, they will no longer bear the risk of decreased equity value.

Our board of directors also believes that the offer is fair to stockholders, both unaffiliated and affiliated, who are not eligible to participate or who otherwise decide not to tender. This belief is based on our board of directors’ following considerations:

•	The reduction in shares will increase the relative percentage ownership in the Company of those stockholders who remain after the offer.

•

The premium being paid is modest and believed to be at a price per share that is at an attractive level to the Company and an attractive use of available cash based on the Company’s underlying fundamentals.

•	The reduction in the number of the Company’s odd-lot stockholders may reduce the Company’s administrative expenses associated with servicing odd-lot stockholders in certain circumstances.

In determining a fair and equitable price for the offer, our board of directors considered a number of factors, including current market prices, historical stock prices for the Company and trading volume activity. Additionally, in determining the $8.50 per share price to be paid for tendered shares in the offer, our board of directors considered the premium it represented over the current market price, the current book value per share of the Company’s common stock, and the Company’s financial performance to date, including primarily the resulting book value per share as of June 30, 2012. After careful consideration of these factors and the voluntary nature of the transaction, our board of directors concluded that $8.50 was a motivating price to stockholders for the tendered shares and, also, fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated shareholders who are ineligible to participate in the offer, after taking into account the effects of the offer on the Company.

•

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. The $8.50 per share price to be paid for tendered shares in the offer represents a $0.47 per share, or 5.8%, premium over the market price on the last trade prior to the close of business on August 21, 2012, the record date for the offer.

•

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The per share cash price of $8.50 payable in the offer therefore represents approximately a 6.8% discount to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore motivating, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered that the differential between the offer price and book value indicated potential value creation.

•

Liquidation Value. In determining the fairness of the offer to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, our board of directors did not attempt to establish the liquidation value of the Company. Our board of directors determined that such a valuation would not be material to its decision in light of the fact that the Company does not intend to liquidate, and the offer will not materially affect the Company’s operations or business.

•

Going Concern. Our board of directors did not assign a “going concern” value to the Company’s common stock. A going concern valuation is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of the returns an investor could expect to receive on the investment over a future period. Our board of directors determined that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the offer was fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, because the Company itself was not for sale, and only a small percentage of the Company’s stock may be repurchased in the offer.

•

Other Considerations. In addition to the foregoing factors, our board of directors considered the Company’s financial performance to date generally, including primarily the Company’s resulting book value per share as of June 30, 2012, with a view principally of ensuring that the Company’s current cash on hand generated from its financial performance would be expected to be sufficient to pay for all validly tendered shares in the offer as well as to fund any anticipated working capital needs and without the need for amending the current terms of the Credit Agreement.

The above discussion is not intended to be exhaustive. It is merely intended to discuss some of the material factors upon which our board of directors based its determination that the offer is fair to all Company stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. In reaching the determination that the offer is fair to all these stockholders, our board of directors considered all factors as a whole. Individual directors may have given different weight to different factors. None of the factors that our board of directors considered, however, led our board of directors to believe that the offer is unfair to these stockholders.

The offer was approved unanimously by our board of directors, including all of the board of directors who are not Company employees, on August 20, 2012. Given the consensus of our board of directors that the offer is fair to unaffiliated stockholders who are eligible and not eligible to participate in the offer based on the factors discussed above, and because none of our directors are eligible to participate in the offer, our board of directors did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the offer. Our board of directors also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to the offer. Our board of directors determined that the engagement of an unaffiliated stockholder representative on behalf of unaffiliated stockholders was not necessary, practical or advisable and would constitute an unnecessary expense because of the relatively small size of the offer, the voluntary nature of the offer and the premium of the purchase price offered over the market price on the record date, which will be less costly to tendering record stockholders than ordinary open market sales because of the absence of brokerage commissions.

Our board of directors also believes that the offer is procedurally fair because it is voluntary for tendering stockholders. As a result, eligible stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No other action of Company stockholders related to the offer is required under Delaware law and our board of directors did not deem it appropriate to subject individual common stockholders who may tender their shares in the offer to the approval of the common stockholders who may not; the voluntary and uncoercive nature of the transaction affords the participating stockholders ample protection. In effect, the odd-lot stockholders cast a vote against the tender offer by failing to tender his or her shares. Additionally, all Company stockholders, including those ineligible to participate in the offer, have been notified of the offer and the implications of the transaction on them by receipt of a copy of this offer to purchase dated August 27, 2012, and have the opportunity to sell their shares before or after completion of the offer.

Because the offer will not result in a material impact to book value or earnings per share, our board of directors did not appoint a representative for non-eligible Company stockholders. In addition, because the affiliated stockholders will generally be financially affected in an identical manner as the unaffiliated stockholders not participating in the offer, our board of directors determined that a representative for the unaffiliated stockholders was not warranted.

f)	The second sentence of the first paragraph under the heading “Expiration and Extension of the Offer; Amendment” on page 13 has been amended to read as follows:

We may extend the offer at any time and may terminate the offer at any time, in our sole discretion, subject to applicable law, or if any condition identified under the caption “Terms of the Offer — Conditions to the Offer” is not met.

g)	The third paragraph under the heading “Expiration and Extension of the Offer; Amendment” on page 13 has been deleted in its entirety.

h)	The fourth paragraph under the heading “Expiration and Extension of the Offer; Amendment” on page 13 has been amended to read as follows:

In addition, subject to compliance with applicable law, we reserve the right to amend the offer in any respect in our sole discretion. Changes to the offer may be effected at any time and from time to time by public announcement. If the change is material, including waiver of a material condition, we will extend the offer to ensure that at least five business days remain prior to expiration of the offer and stockholders that have tendered their shares pursuant to the offer prior to the change shall have an opportunity to withdraw their shares. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern time on the next business day after the last previously scheduled or announced expiration date. Business day means any day other than a Saturday, Sunday or United States federal holiday. Any period measured in business days includes the first day of such period

i)	The third sentence on page 21 under the heading “Where You Can Find Additional Information” has been amended and replaced by the following sentence:

To the extent the Company determines that it must incorporate by reference any documents filed in the future, it will amend this offer to purchase.

In addition, Exhibit (a)(1)(ii) (Letter of Transmittal) is hereby amended as follows:

a)	Instruction No. 2 for the Letter of Transmittal (Delivery of Letter of Transmittal and Shares) is hereby amended to replace the date “September 24, 2012” with the date “October 2, 2012.”

ITEM 12. EXHIBITS.

(a)	Exhibit No.	Description

	(1)(i)	Offer to Purchase for Cash dated August 27, 2012*

	(1)(ii)	Letter of Transmittal*

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Form of Notice of Guaranteed Delivery*

	(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012*

	(5)(i)	Press Release dated August 27, 2012*

	(5)(ii)	Press Release dated September 14, 2012

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief
Financial Officer

Dated: September 14, 2012

EXHIBIT INDEX

Exhibit No.	Description

(1)(i)	Offer to Purchase for Cash dated August 27, 2012*

(1)(ii)	Letter of Transmittal*

(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(1)(vi)	Form of Notice of Guaranteed Delivery*

(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012*

(5)(i)	Press Release dated August 27, 2012*

(5)(ii)	Press Release dated September 14, 2012

*	Previously filed.